BRADLEY PHARMACEUTICALS, INC.
           CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               (UNAUDITED)


NOTE A - Summary of Accounting Policies
         ------------------------------

The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles of complete financial statements.

In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of June 30, 1999 and the results of operations for the three and six month periods ended June 30, 1999 and 1998 and cash flows for the six months ended June 30, 1999 and 1998, respectively.

The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 1998 filed with the Securities and Exchange Commission. The Form 10-KSB contains additional data and information with respect to long-term debt, intangible assets, stock agreements, stock option plans, reserved shares, chargebacks and rebates, related party transactions, income taxes, commitments, economic dependency and other items and is incorporated by reference.

The results reported for the three and six month periods ended June 30, 1999 are not necessarily indicative of the results of operations which may be expected for a full year.
















                                   7

                      BRADLEY PHARMACEUTICALS, INC.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                  ------------------------------------

This document may contain forward-looking statements, which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

On June 30, 1999, the Company had working capital of $380,000 a decrease of $491,000 over the December 31, 1998 working capital of $871,000. The decrease in the Company's working capital position at June 30, 1999 was primarily due to the promissory note of $1,084,000 relating to the BRONTEX(r) acquisition with a due date of February 2000 moving from long term to current maturities of long term debt, which was partially offset by positive cash flow from operations.

Working capital as of June 30, 1999 included (i) a decrease of $637,000 in cash and cash equivalents principally due to net repayments of the revolving credit line and purchases of treasury stock; (ii) a decrease in accounts receivable of approximately $975,000 reflecting seasonality of business; (iii) a decrease in inventory and prepaid samples and materials of $197,000; (iv) an increase in prepaid expenses and other of $183,000 principally due to deferred financing costs associated with bank financing; (v) a decrease in accrued expenses of $820,000 due to a decrease in the chargeback and rebate accruals, which was prompted by higher volume sales for products that historically have lower charges against sales and the reduction of the accruals as discussed below; and
(vi) an increase in income taxes payable of $184,000.

The United States Food and Drug Administration (the "FDA") is currently reviewing cough and cold products for its Over-the-Counter ("OTC") monograph, and could designate the formula that is in DECONAMINE(r) as an OTC formulation. It is not currently possible for the Company to predict how its operations and financial condition will be affected if the DECONAMINE(r) product line is con-verted from prescription status to over-the-counter status.

Further, the Company is required to file and Abbreviated New Drug Application "ANDA" with the FDA for its DECONAMINE(r) SR product, which is expected to maintain the prescription status of this product beyond the final monograph. The cost of this application is approximately $900,000. The Company has entered into non-binding agreement with Phoenix International to perform clinical studies required for the issuance of the ANDA. As of the date of this 10-QSB, the Company has paid approximately $350,000 with respect to this pro-ject. The project is being deferred until regulatory and competitive circumstances warrant completion and submission to the FDA. Completion of the research and development project is subject, however, to the Company's either generating sufficient cash flow from operations to fund the same or obtaining requisite financing from outside sources, of which there can be no assurance. Therefore, the Company cannot at this time reasonably anticipate the timing of the expenditure of funds for these purposes. The inability of the Company to further develop and/or file the necessary ANDA for DECONAMINE(r) SR may have material adverse effect on the Company's business.

In January 1999, the Company announced the completion of the repurchase program of 400,000 shares and additionally announced another program of repurchasing an additional 600,000 shares of the outstanding common stock in open market transactions or a cumulative repurchase of 12% of the outstanding common stock over the next 36 months. These shares will be held in Treasury by the Company to be used for purposes deemed necessary by the Board of Directors, including funding the Company's 401(k) Plan matching contribution. As of August 1, 1999, the Company has repurchased 797,000 shares of common stock.

On January 1, 1999, the Company initiated Stern Stewart's EVA(r) Financial Management System. The EVA(r) program is based upon the Company's creation of economic value added during 1999. The economic value added is a financial calculation based upon the Company's net income less a charge for capital. Depending upon the Company's improvement in EVA(r), a bonus to employees may be distributed. As of June 30, 1999, the Company has accrued for approximately $236,000 for this program.

The Company is aware of the issues associated with the programming code in many existing computer systems and devices with embedded technology as the millenium approaches. The "Year 2000" problem concerns the inability of information and technology-based operating systems to properly recognize and process date-sensitive information beyond December 31, 1999. The Year 2000 problem is potentially pervasive; virtually every computer operation or business system that utilizes embedded computer technology may be affected in some way by the rollover of the two-digit year value to 00. The risk is that computer systems will not properly recognize date sensitive information when the year changes to 2000, which can result in system failures or miscalcu-lations, resulting in a serious threat of business disruption.

In response to the potential impact of the Year 2000 issue on the Company's business and operations, the Management has purchased and converted its own in-house system. In the process, the Company determined that the new systems and hardware were substantially Year 2000 compliant. Certain other software is being corrected or reprogrammed for Year 2000 compliance. As such, Management believes the Year 2000 issues with respect to its internal systems can be mitigated without a significant potential effect on the Company's financial position or operations.

In addition, to ensure external Year 2000 readiness, the Company has made written inquiries concerning the Year 2000 readiness of all of its vendors, suppliers, customer and others with whom the Company has significant business relationships. Responses have been received from many of those contacted, although some of the responses have been inconclusive with respect to Year 2000 compliance. As a result, follow up inquiries were sent for any critically dependent third parties not responding. A further assessment of the potential impact of the Year 2000 issue on the Company's business and operations will be made as this information is received and evaluated. The Company is not cur-rently aware of any third party issues that would cause a significant disruption of its business or operations. If the follow-up assessment of any significant third party responses indicates that they will not be Year 2000 compliant, it may be necessary to develop contingency plans to minimize the negative impact on the Company.

However, given the complexity of the Year 2000 issue, there can be no assur-ance that the Company will be able to address these problems without costs and uncertainties that might affect future financial results or cause reported financial information not to be necessarily indicative of future operating results or future financial condition.

To date, the Company has not finalized its contingency plans for possible Year 2000 issues. After the completion of the assessment and review of the results of monitoring the compliance efforts and status of third parties, the Company will finalize such contingency plans based on its assessment of outside risks. The Company anticipates that final contingency plans, as necessary, will be in place by September 30, 1999. The total costs incurred to date in the assess-ment, evaluation and remediation of the Year 2000 compliance matters have been nominal and management estimates that total future third party, software and equipment costs, based upon information developed to date are estimated to be less than $100,000.

RESULTS OF OPERATIONS
---------------------

Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(r) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

NET SALES (net of all adjustments to sales) for the three and six months ended June 30, 1999 were $4,287,000 and $9,416,000, respectively, representing an increase of $599,000 for the three months, and an increase of $1,487,000 for the six months ended. This increase primarily reflects gains resulting from Doak Dermatologics' products CARMOL(r), ACID MANTLE(r), and Kenwood Therapeutics' products TYZINE(r), PAMINE(r), GLUTOFAC(r) and new product sales of BRONTEX(r) totaling $476,000 and $1,147,000 for the three and six months ended, respectively. The increase in net sales was partially reduced by a sales decline in LEPONT(r) Beauty Enhancer and DECONAMINE (r). The Company's analysis of the trend in actual chargebacks and rebates resulted in a decrease in the percentage used to adjust gross sales to net sales for the Second Quarter of 1999 and 1998, resulting in increased net sales and profits of $348,000 and $235,000, respectively. The decrease in the percentage used to adjust gross sales to net sales reflects improvements in processing chargebacks and rebates as well as less reliance on managed care sales. Any future reductions of this percentage will reflect continuing and future analysis of this trend. There can be no assurance that this trend will continue.

COST OF SALES for the three and six months ended June 30, 1999 were $1,346,000 and $2,655,000, respectively, representing an increase from the three and six months ended June 30, 1998 of $326,000 and $321,000. The Company's gross profit margin for the three and six months ended June 30, 1999 were 69% and 72%, respectively, as compared to 72% and 71% during the three and six months ended June 30, 1998. The decrease in the gross profit margin for the three months ended June 30, 1999 reflects a decrease in gross profit margin for Kenwood Therapeutics primarily due to a reduction of inventory that had no economic value, which was partially offset by an increase in gross profit margin for Doak Dermatologics. The improvement in the gross profit margin for the six months ended June 30, 1999 reflects a change in the Company's sales mix with greater sales of products that carry a higher gross profit percentage and cost savings from outsourcing.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were $2,432,000 and $4,971,000, respectively, for the three and six months ended June 30, 1999, representing an increase of $354,000 and $922,000 over the three and six months ended June 30, 1998. The increases in selling, general and administrative expenses continue to reflect increased investment in the Company's sales and marketing areas, with resulting increases in salaries, employee benefits, payroll taxes, promotional, and advertising expenses. Additionally, samples and promotional materials expensed were increased in the Second Quarter 1999 be approximately $75,000 giving total of $150,000 for the First Half of 1999 reflecting direct expensing of expenditures not yielding future benefits. The Company also initiated the EVA(r) Financial Management System, which represented an increase for the bonus accrual of $110,000 and $236,000, for the three and six months ended June 30, 1999, respectively. Also, the Company incurred a one-time charge of $90,000 in the Second Quarter 1999 for early termination penalties associated with changing lending institutions. The Company, however, continues to implement steps designed to reduce expenses and maintain cost controls, where applicable.

DEPRECIATION and AMORTIZATION EXPENSES for the three and six months ended June 30, 1999 were $316,000 and $639,000, respectively, representing an increase of $51,000 and $101,000 as compared to the three and six months ended June 30, 1998. The increase was principally due to an increase in amortization of trademarks resulting from the BRONTEX(r) acquisition, which occurred in October 1998.

INTEREST EXPENSE - NET for the three and six months ended June 30, 1999 were $47,000 and $122,000, respectively, representing an increase of $6,000 and $38,000 from the three and six months ended June 30, 1998. This increase was principally due to the increase in interest on borrowings related to the BRONTEX(r) acquisition.

NET INCOME for the three and six months ended June 30, 1999 were $93,000 and $649,000, respectively, representing a decrease of $86,000 for the three month ended June 30, 1998 and an increase of $66,000 for the six month ended June
30, 1998. The decrease for the three months ended June 30, 1999 was principally due to a decrease in the gross profit margin, increase in the selling, general and administrative expenses, and an increase depreciation and amortization. The increase for the six months ended June 30, 1999 was principally due to an increase in net sales and an increase in the gross profit margin. The increase in income tax is due to a higher pretax income, however the effective rate in both periods approximate the statutory rate.

NET INCOME PER COMMON SHARE for the three months ended June 30, 1999 on a basic and diluted basis was $.01 per common share, representing a $.01 decrease over a comparable period in 1998. Net income per common share for the six months ended June 30, 1999 on a basic and diluted basis was $.08, representing a $.01 increase on a basic basis and $.02 increase on a diluted basis over a comparable period in 1998.

Basic per share information is computed based on the weighted average common shares outstanding during each period. Diluted per share information additionally considers the shares that may be issued upon exercise or conversion of stock options and warrants (less the shares that may be repurchased with the funds received from their exercise).

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations pursuant to SFAS No. 128, "Earnings Per Share."


                      Three Months   Three Months   Six  Months    Six Months
                     Ended June 30, Ended June 30, Ended June 30, Ended June 30,
                          1999           1998           1999           1998
Basic Shares            7,970,000      8,420,000      8,050,000      8,440,000

Dilution: Stock
Options and
Warrants                  100,000      1,000,000         80,000        910,000
                        ---------      ---------      ---------      ---------
Diluted Shares          8,070,000      9,420,000      8,130,000      9,350,000
                        =========      =========      =========      =========

Income available to
  Common Shareholders     $92,843       $179,175       $649,168       $582,731


Basic earnings per share   $ 0.01         $ 0.02         $ 0.08         $ 0.07
Diluted earnings per share $ 0.01         $ 0.02         $ 0.08         $ 0.06



BUSINESS SEGMENT INFORMATION became effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Pursuant to SFAS No. 131, the Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

The accounting policies used to develop segment information correspond to those described in the 1998 10-KSB's summary of significant accounting policies. Segment profit or loss is based on profit or loss from operations before income taxes.

The reportable segments are distinct business units operating in different industries. The following information about the two segments is for the six month ended June 30, 1999 and 1998.


                                         1999              1998
                                         ----              ----
Net sales:

Kenwood Therapeutics                  $5,145,000       $4,286,000
Doak Dermatologics, Inc.               4,271,000        3,643,000
                                      ----------       ----------
                                      $9,416,000       $7,929,000
                                      ==========       ==========

Interest expense, net:

Kenwood Therapeutics                    $104,000          $74,000
Doak Dermatologics, Inc.                  18,000           10,000
                                        --------          -------
                                        $122,000          $84,000
                                        ========          =======

Depreciation and amortization:

Kenwood Therapeutics                    $485,000         $415,000
Doak Dermatologics, Inc.                 154,000          123,000
                                        --------         --------
                                        $639,000         $538,000
                                        ========         ========

Net income:

Kenwood Therapeutics                    ($33,000)        $648,000
Doak Dermatologics, Inc.                 682,000          (65,000)
                                        --------         --------
                                        $649,000         $583,000
                                        ========         ========


Segment assets:

Kenwood Therapeutics                 $16,491,000      $15,336,000
Doak Dermatologics, Inc.               3,871,000        3,492,000
                                     -----------      -----------
                                     $20,362,000      $18,828,000
                                     ===========      ===========

Expenditure for segment assets:

Kenwood Therapeutics                    $253,000          $60,000
Doak Dermatologics, Inc.                  97,000           88,000
                                        --------          -------
                                        $350,000         $148,000
                                        ========         ========
Geographic information (revenues):

Kenwood Therapeutics
        United States                 $4,920,000       $3,976,000
        Other countries                  225,000          310,000
                                      ----------       ----------
                                      $5,145,000       $4,286,000
                                      ==========       ==========

Doak Dermatologics, Inc.
        United States                 $3,598,000       $3,020,000
        Other countries                  673,000          623,000
                                      ----------       ----------
                                      $4,271,000       $3,643,000
                                      ==========       ==========


The basis of accounting that is used by the Company to allocate expenses that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments proportionate net sales over total net sales.





Item 1. Legal Proceedings
-------------------------

The Company is involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which the Company is a party contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's consolidated financial position.

Item 5. Other Information
-------------------------

From time to time in the ordinary course of business of its former Doak manufacturing site in Westbury, New York, the Company is subject to claims or threatened claims relating to environmental matters. The Company believes that none of such claims or threatened claims made through the date of this 10-QSB, either individually or in the aggregate, will have a material adverse affect on the Company's business, financial conditions or results from operations.

Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

       (a) Exhibits
           27. Financial Data Schedule

       (b) Reports on Form 8-K

On April 7, 1999, the Company entered into a loan agreement with LaSalle Business Credit, Inc. ("LaSalle") that is comprised of a $5 million revolving asset-based credit facility and a $2.5 million acquisition note for future product acquisitions. In order to close this new loan agreement with LaSalle, the Company paid in full the outstanding loan balance and early termination penalties to The CIT Group/ Credit Finance, Inc. ("CIT") of approximately $1.6 million, using a portion of the availability from the new revolving credit facility. Advances under this new revolving credit facility are calculated pursuant to a formula, which is based on the Company's then "eligible" accounts receivable and inventory levels. Advances under the $2.5 million acquisition note are pursuant to the Company finding a potential acquisition and receiving LaSalle's final approval. This new loan agreement has an initial term of three years, requires an annual fee, and is subject to an unused credit line percentage fee. Interest accrues on amounts outstanding under this new loan agreement at the rate equal to the prime rate of interest, announced from time to time, by LaSalle National Bank plus 1% for the revolving credit facility and plus 2% for the amount outstanding for the acquisition note. The Company's obligations under this new loan have been collateralized by the Company's grant to LaSalle of a lien upon, and the pledge of a security interest to the Company's prior lien with CIT, which consists of substantially all assets of the Company.



                               SIGNATURES
                               ----------


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     	BRADLEY PHARMACEUTICALS, INC.
                      -----------------------------
                              	(REGISTRANT)





Date: August 13, 1999	               /s/ Daniel Glassman
                                     -------------------------------
                                     Daniel Glassman
                                     Chairman of The Board, President and
                                     Chief Executive Officer
                                     (Principal Executive Officer)


Date: August 13, 1999                /s/ R. Brent Lenczycki, CPA
                                     -------------------------------
                                     R. Brent Lenczycki
                                     Director of Finance
                                     (Principal Financial and
                                     Accounting Director)









































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